SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
              the Securities Exchange Act of 1934 (Amendment No. 3)

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|_|   Definitive Proxy Statement
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|_|   Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

                          United Investors Realty Trust
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                (Name of Registrant as Specified In Its Charter)

                   The Committee to Restore Shareholder Value
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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                           PRELIMINARY PROXY STATEMENT

               IN FAVOR OF AMENDING SECTION 3.3 OF THE BYLAWS AND

                 IN OPPOSITION TO THE BOARD OF TRUST MANAGERS OF

                          UNITED INVESTORS REALTY TRUST

                         ANNUAL MEETING OF SHAREHOLDERS
                           SCHEDULED FOR MAY 30, 2001

                   THE COMMITTEE TO RESTORE SHAREHOLDER VALUE

TO ALL SHAREHOLDERS
OF UNITED INVESTORS REALTY TRUST

This Preliminary Proxy Statement is furnished by The Committee to Restore Shareholder Value ("the "Committee", "our" or "we") in connection with our solicitation of proxies to be used at the Annual Meeting of Shareholders of United Investors Realty Trust ("UIRT" or the "Company"), and at any adjournments or postponements thereof (the "Annual Meeting"). The Annual Meeting is scheduled to be convened on Wednesday, May 30, 2001 at the J.W. Marriott Hotel at 5150 Westheimer, Houston, Texas 77056 at 9:00 a.m. local time. This Preliminary Proxy Statement and the accompanying green Proxy Card (attached hereto as Appendix "A") are first being sent to the Company's shareholders on or about April [ ], 2001.

The members of the Committee are significant shareholders of UIRT. On the date hereof, the members of the Committee beneficially own approximately 8.3% of the outstanding shares of common stock, no par value per share, of UIRT (the "Shares"). The Committee and its members are unhappy with the performance of the Company and believe there is a need for a change in the leadership and direction of UIRT. Therefore, we are asking shareholders to vote on two very important proposals: First, to vote FOR an amendment of Section 3.3 of the by-laws of UIRT (provided that such amendment is not previously ordered by the Court in a certain litigation described herein), which we believe will level the playing field for all shareholders; Second, to vote FOR the election of a new Board of Trust Managers committed to maximizing value for all shareholders. The Company has set April 16, 2001, as the record date for determination of shareholders entitled to notice of, and to vote at, the Annual Meeting (the "Record Date"). According to UIRT's most recent filing with the Securities and Exchange Commission, as of March 23, 2001, there were 8,652,409 Shares entitled to vote at the Annual Meeting.

Each Share is entitled to one vote on each matter submitted to a vote at the Annual Meeting. This Preliminary Proxy Statement is being provided to you to obtain your vote to elect the Trust Manager nominees set forth herein and in this regard, to obtain your vote to amend a by-law provision. Ordinarily, trust managers for all companies are elected by a plurality of the shares voting at an annual meeting. However, UIRT's by-laws (Section 3.3) contain a highly irregular and what the Committee believes to be an entrenching provision that establishes different thresholds of votes required for the election of Trust Managers; one threshold for Trust Managers previously elected ("incumbent Trust Managers" or "incumbents") and a much higher threshold for our nominees. The affirmative vote of the holders of two-thirds (2/3) of outstanding Shares is required for amendment of Section 3.3 of the by-laws. Under the existing by-laws, the affirmative vote of at least a majority of the outstanding Shares (at least 4,326,205 votes) is required for the election of the Trust Manager nominees set forth herein as opposed to the incumbent Trust Managers who could be elected with a vote as low as 2,163,103 shares. If the by-law amendment is approved, the same threshold that now applies to incumbents would apply to every nominee, making the playing field level. With the amendment, the affirmative vote of the holders of a plurality of the Shares cast at the Annual Meeting will be required for the election of any Trust Manager.

I. REASONS FOR SOLICITATION

The Committee is soliciting your proxy vote with the belief that approval of its proposals will maximize the value for and protect the investment of ALL shareholders of UIRT.

A. THE COMMITTEE BELIEVES THAT SECTION 3.3 OF UIRT'S BY-LAWS IS UNCONSCIONABLE, DISENFRANCHISES SHAREHOLDERS, AND ENTRENCHES INCUMBENT TRUST MANAGERS.

Section 3.3 of UIRT's by-laws (the "By-Laws") sets forth the required vote of shareholders needed to elect Trust Manager nominees. The provision sets forth what the Committee believes to be an onerous standard for the election of Trust Manager nominees who have never been elected, and a liberal relaxed standard, which can be as much as 50% lower, for the re-election of incumbents. The Committee believes the provision in its present form (i) disenfranchises UIRT shareholders (ii) is unconscionable, (iii) is highly unusual, (iv) violates the Texas Real Estate Investment Trust Act; (v) entrenches incumbents and (vi) is inconsistent with proper corporate governance. In fact, the Committee is not aware of any other public company with such a provision.

Section 3.3 of the By-Laws provides that the affirmative vote of the holders of a majority of the outstanding shares of UIRT is required for the election of Trust Manager nominees who have not been previously elected as Trust Managers. In contrast, Section 3.3 of the By-Laws also provides that only the affirmative vote of the holders of a majority of the outstanding shares of UIRT present in person or represented by proxy at the Annual Meeting are required for the election of those Trust Manager nominees who have been previously elected as Trust Managers of UIRT.

The two different standards in place can have a dramatic impact on elections. By way of example, if 70% (or 6,056,686) of the outstanding shares are present at the Annual Meeting and 71% of those present shares (4,326,204) are voted for our slate of Trust Manager nominees, they still would not be elected, thus robbing shareholders of their voice in corporate affairs. Section 3.3 of the By-Laws further provides that any Trust Manager that has been previously elected as a Trust Manager by the shareholders who is not re-elected by a majority of the shares present at the


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

Annual Meeting, shall nevertheless remain in office until his successor is elected and qualified. Therefore, a by-law amendment is believed by the Committee to be essential because the two different standards in place now can result in the scenario whereby incumbent Trust Managers remain in office even if they receive significantly fewer votes than our nominees.

To remedy this inequity, in addition to the Committee seeking your vote FOR the By-Law amendment, on March 21, 2001, a Committee member commenced an action against UIRT in the District Court of Harris County Texas (Case No. 2001-15170) to, among other things: (i) declare invalid Section 3.3 of the By-Laws; (ii) enjoin UIRT from electing Trust Managers using the standards set forth in
Section 3.3 of the By-Laws; and (iii) reform the By-Laws to include one standard for the election of all Trust Managers or require UIRT to adopt such a Bylaw under applicable law (the "Houston Litigation"). On March 26, 2001, Honorable John Donovan denied the plaintiff's request for emergency relief as it pertained to Section 3.3 of the By-Laws without adjudicating the merits of the action. The litigation, as it pertains to Section 3.3, is proceeding on its merits. No hearing has been scheduled at this time. Should the Houston Court grant the requested relief, then the Committee will no longer pursue the amendment to
Section 3.3 of the By-Laws.

           THE COMMITTEE UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE
                    AMENDMENT TO SECTION 3.3 OF THE BY-LAWS.

B.    THE INCUMBENT BOARD OF TRUST MANAGERS MUST BE REPLACED.

1.    UIRT'S PERFORMANCE HAS BEEN IN OUR VIEW DISASTROUS.

The Committee is dissatisfied with the current Board of Trust Managers and the direction in which they continue to lead the Company. The Committee believes that UIRT remains unprofitable because the incumbent Trust Managers have not fulfilled their fiduciary obligations to maximize shareholder value. For example, it is our belief that Robert Scharar, the Chairman of the Board of Trust Managers, and the rest of the incumbent Trust Managers, have watched as UIRT has been besieged with excessive management expenses which have no relation to the benefit derived by UIRT, and which were not properly approved. We believe that the incumbent Trust Managers have allowed this situation to continue because Mr. Scharar is also the principal shareholder and CEO of the management company receiving these exorbitant fees.

Fees paid to Mr. Scharar's management company (FCA Corp. (hereinafter "FCA")) have grown significantly from $312,000 in 1997, to $794,043 in 1998, to $1,207,189 in 1999, and to $1,160,477 in 2000, representing an increase in FCA's fees of 371% from 1997 to 2000. Compared to five similar equity REITs - owners and operators of shopping centers with net investments in these assets between $100MM and $250MM - data from the SNL DataSource(R): Real Estate Securities Module for the second quarter of 2000, shows that the total overhead costs (fees paid to FCA plus general and administrative expenses) of UIRT were 11.7% of total revenues, compared to its peer group that recorded average overhead costs as a percentage of total revenues of 6.1% (excluding the impact of UIRT on this average). For the fourth quarter of 2000, the SNL DataSource(R) indicates that total overhead costs of UIRT were 10.5% of revenues,


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whereas its peer group average was 5.5%.

Rising expenses of UIRT have not only inured to the benefit of FCA, but under the watch of the incumbents, general and administrative expenses have increased from $1,106,508 in 1998, to $1,621,654 in 1999, and to $1,716,955 in 2000.
General and administrative expenses have grown at a significantly greater rate from 1998 to 2000 than revenues, which the Committee believes demonstrates general inefficiency in UIRT's leadership. No doubt, the increases in advisory fees paid to FCA and the increasing general and administrative expenses have even taken their toll on dividends, evidenced by UIRT slashing its quarterly dividend (paid to holders of record as of February 14, 2001 and as of May 1, 2001) to $.13 per Share ($.52 per Share on an annualized basis), from the quarterly dividend paid throughout 2000 of $.215 ($.86 per Share on an annualized basis). The Committee believes the new slate of Trust Manager nominees set forth herein is needed to return UIRT to profitability, reduce expenses, and assure that all shareholders realize the true value of their investments. However, there can be no assurance that the election of our nominees will maximize shareholder value or return UIRT to profitability.

2. THE COMMITTEE BELIEVES THAT UIRT'S MANAGEMENT HAS DISREGARDED THE INTERESTS OF UIRT'S SHAREHOLDERS.

The Committee believes that UIRT Management has evaded the rights of UIRT's shareholders in order to promote their own self-interests. As a result of UIRT Management's conduct, a UIRT shareholder and member of the Committee has instituted a shareholder derivative action against UIRT, certain of the UIRT incumbent Trust Managers and officers, FCA and various other defendants in the District Court of Dallas County, Texas, Case No. 00-6206 (the "Dallas Litigation") for:

      o     BREACH OF FIDUCIARY DUTIES
      o     WASTE OF TRUST ASSETS
      o     MISMANAGEMENT
      o     COMMON LAW FRAUD
      o     VIOLATION OF THE INVESTMENT ADVISERS ACT OF 1940
      o     RESCISSION
      o     ACCOUNTING
      o     CONSTRUCTIVE TRUST AND
      o     DECLARATORY AND INJUNCTIVE RELIEF (the "Petition").

Among the allegations alleged in the Petition, all of which the Committee believes to be true, are that:

      (i) although FCA serves as UIRT's external advisor, it is, in reality a corporation through which Robert Scharar, the current President, Chief Executive Officer and Chairman of the Board of Trust Managers of UIRT and the Chief Executive Office and Principal Shareholder of FCA, conducts business;

      (ii) the fees charged by FCA for the advisory services provided to UIRT are excessive, bear no relation to UIRT's economic condition or the benefit derived from FCA's services,


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

      and were not properly approved by a majority of independent incumbent Trust Managers in accordance with the mandates of the By-Laws and the First Amended and Restated Advisory Agreement dated as of June 9, 1997 (the "Advisory Agreement");

      (iii) UIRT Trust Managers continued the Advisory Agreement, believed to be inexcusable, with FCA thus draining over $4 million from UIRT since 1997 and increasing advisory related overhead expenses 70% to 125% above UIRT industry averages;

      (iv) UIRT incumbent management misrepresented to UIRT investors and potential investors in 1998 that the Advisory Agreement would be terminated as soon as it made economic sense to do so;

      (v) the trust formalities required under the By-Laws, such as the maintenance of a board consisting of a majority of independent Trust Managers, were disregarded;

      (vi) the overhead expenses of UIRT are excessive and are grossly disproportionate to the overhead incurred by similar REITs in UIRT's industry;

      (vii) certain of the overhead expenses, for which FCA was responsible for paying, were instead paid by UIRT;

      (viii) UIRT assets were sold for inadequate consideration, such as the sale of UIRT's University Park Shopping Center for $1 million below market value, to buy the silence of other shareholders critical of UIRT incumbent management's misdeeds;

      (ix) UIRT incumbent management concealed from shareholders the terms of the University Park Shopping Center sale, including the $1 million benefit to a limited group of shareholders;

      (x) UIRT management authorized a continuing program beginning in 1999 to protect its self-enrichment scheme by buying-back stock from complaining shareholders on terms not offered to other non-complaining shareholders, and UIRT management endangered UIRT's capital by borrowing to make these improper buy-backs, in violation of operative credit agreements;

      (xi) UIRT incumbent management utilized UIRT employees designated to work on UIRT matters for FCA work; and

      (xii) UIRT's failure to rehabilitate UIRT's largest property constituted mismanagement and resulted in significant losses to UIRT.

The Committee believes that UIRT Management will continue to engage in the self-dealing evidenced by keeping the management agreement with FCA in force and the wrongdoing alleged in the Petition while evading shareholders' rights and refusing to recognize that it has fiduciary duties to ALL shareholders. Unless the shareholders of UIRT elect the nominees of the

Committee set forth herein, it appears that the above-mentioned mismanagement will continue.

Moreover, we question the sincerity of UIRT Management in its recent engagement of First Union Securities, Inc. ("First Union") to assist in the possible sale of UIRT or substantially all of its assets or UIRT Management's recent retention of three new Trust Managers. In light of management's prior history as shown by the perpetuation of the lucrative arrangement enjoyed by FCA Corp., the trust advisor to UIRT, of which Robert Sharar, Chairman of the Board of Trust Managers of UIRT is the majority shareholder, we do not believe that the incumbent Board can approach the engagement of First Union and the proposed sales process in an objective manner. The Committee believes that UIRT Management retained First Union and the new Trust Managers solely as a defensive measure in response to the Dallas Litigation and to placate investor discontent (attached hereto as Appendix "B" is a description of the material proceedings that have occurred to date in the Dallas Litigation). Whether or not these newly elected Trust Managers are independent, as UIRT claims them to be, remains to be seen. However the Committee highly doubts their independence given the fact that during the new Trust Managers' tenure, UIRT Management failed to provide certain stockholder list material properly requested by a member of the Committee in order to communicate concerns about the management of UIRT to other shareholders and to inform the shareholders of the prospect of waging a proxy contest for the election of the Trust Manager nominees. As a result of UIRT's failure to produce the properly requested materials, a member of the Committee has sought judicial intervention in the Houston Litigation. On March 26, 2001, immediately prior to a scheduled hearing on the plaintiff's request for injunctive relief held before Judge John Donovan, UIRT agreed to produce certain of the requested material. In addition, at the March 26, 2001 hearing, the Judge denied the plaintiff's request for injunctive relief as it pertained to Section 3.3 of the By-Laws (described above) without adjudicating the merits of the action. The litigation, as it pertains to Section 3.3, is proceeding on its merits. No hearing has been scheduled at this time.

3.    THERE HAS BEEN A SIGNIFICANT DECLINE IN THE SHARE PRICE OF UIRT.

There has been a significant decline in the share price of UIRT. On March 10, 1998, after its first day of trading upon the commencement of UIRT's initial public offering, UIRT common stock closed at $9.75 per share. The poor financial performance of UIRT since then caused the stock price to decline considerably and to be traded during the calendar year of 2001 for between $4.1875 and $5.375 per share. In fact, on April 23, 2001, the day preceding the filing of this Preliminary Proxy Statement, the share price closed at $5.40.

II.   SOLUTIONS TO THESE PROBLEMS BELIEVED TO BE CRIPPLING

A.    AMEND SECTION 3.3 OF THE BY-LAWS.

The proposed amendment to Section 3.3 of the By-Laws (set forth on Appendix "C") provides that the affirmative vote of the holders of a majority of the outstanding shares of UIRT present in person or represented by proxy at the Annual Meeting are required for the election of all Trust Manager nominees, regardless of whether they had been previously elected. If the proposed


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

amendment is approved, the standard now in place governing the election of incumbents will apply evenly to the election of all Trust Manager nominees. With the adoption of the amendment, there will be one equitable standard in place. Moreover, the implementation of this one standard will likely make Trust Managers more responsive and more accountable to UIRT shareholders because they will be easier to remove. It should be noted, however, that there will be no need for a vote FOR the By-Law amendment if the Court in the Houston Litigation grant's the petitioner's requested relief.

B. POTENTIAL TO MAXIMIZE SHAREHOLDER VALUE; AND RESOLVE PROBLEMS ALLEGED IN THE PETITION.

The nominees that the Committee is recommending and soliciting proxies for are an experienced, capable, well-rounded group of business people who are well-suited to manage and direct UIRT's real estate and other investments, and are individuals dedicated to maximizing shareholder value. The nominees, as the newly elected Board of Trust Managers, are committed to:

(1) Using the nominees' breadth of experience, business acumen and wide ranging skills to maximize the performance of UIRT's real estate investments and other assets;

(2) Implementing a coherent business plan designed to return UIRT to profitability, assure that all shareholders realize the true value of their investments, and reduce UIRT expenses;

(3) Bringing about the prompt sale of all or substantially all of UIRT's assets at a reasonable price, such sale being subject to shareholder approval, or, in the event that UIRT may not be sold immediately for an equitable price, operating UIRT efficiently with the goal of maximizing shareholder value;

(4) Pursuant solely to the approval of the Board of Trust Managers, immediately terminating the Advisory Agreement; and

(5) Continuing to pursue the claims alleged in the Petition against the UIRT Management to obtain the relief to which UIRT shareholders are entitled to for the years that we believe UIRT Management has mismanaged UIRT evidenced by its expenses being radically higher than those of its peers as set forth herein, resulting in the inappropriate deployment of resources and injury to shareholders.

The Committee believes that UIRT's assets remain marketable to mid-sized to large shopping center REITs who can capitalize on the efficiencies of economies of scale, from both a performance standpoint and public reporting standpoint by integrating UIRT's properties into an existing infrastructure. The Committee believes that the fees being paid to FCA are excessive and consequently that the elimination of such relationship would reduce UIRT's expenses as well as increase the potential return to a prospective buyer. The Committee further believes that the prospective type of buyer described would be willing to pay more than the current market value for UIRT.


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

While we believe the nominees' skills, business experience and their level of commitment will allow them to realize these goals if elected, there can be no assurance that the election of our nominees will maximize shareholder value or return UIRT to profitability. While the nominees goals are set forth above, the nominees set forth herein have not yet formalized specific plans with respect to the items described, other than being prepared to meet with First Union, UIRT's investment banker, to assess their efforts and the progress First Union has made towards a sale of all or substantially all of UIRT's assets. The nominees, based on the outcome of such an evaluation, may seek to supplement First Union's efforts with one or more real estate investment banking firms, or to terminate them. Additionally, the nominees' plans could change once elected to the extent such plans are inconsistent with their fiduciary duty to shareholders.

Indeed, the Committee believes, if elected, the nominees will have a positive impact on the Company. Additionally, because the entire incumbent board is subject to election, if our nominees are elected, they will be in the position as leaders to effect immediate change. The Committee further believes that under the leadership of its proposed slate of Trust Managers' those wrongs alleged in the Petition will be rectified and UIRT will be managed in a cost effective, productive and winning manner.

III.  THE COMMITTEE TO RESTORE SHAREHOLDER VALUE

A.    MEMBERSHIP.

The members of the Committee and participants in this solicitation, along with the Committee, are EQSF Advisers, Inc., a New York corporation, Fiduciary Financial of the Southwest, Inc., a Texas corporation, M.J. Whitman Advisers, Inc., a New York corporation, and Southwest Securities, Inc., a Delaware corporation (collectively the "Participants"). As of the date hereof, the aforementioned members of the Committee beneficially owned 722,229 Shares, representing approximately 8.3% of the outstanding Shares. Additional information concerning the Committee and its members is set forth in Appendix "D" hereto.

B.    WE TOO ARE SHAREHOLDERS AND OUR INTERESTS ARE ALIGNED WITH YOURS.

The Committee is seeking to increase value to all shareholders. In that regard, the Committee is not seeking to obtain any other benefit other than that benefit to which all shareholders are entitled and reimbursement of its expenses as set forth below. In the process, neither the Committee, nor its nominees or other participants, will acquire any of the operations or assets of UIRT or be compensated either as principal or agent in transactions relating to the redeployment of the assets of UIRT, or earn any profits, commissions or other fees from UIRT for their services in connection therewith, other than (1) such compensation, if any, as might be payable to any of the nominees solely in their capacities as Trust Managers of UIRT, (2) payments received by the Committee or its members in their capacity as holders of Shares, (3) reimbursement by UIRT of the expenses incurred in connection with the solicitation of proxies and the prosecution of the Dallas and Houston Litigation, or (4) in any transaction approved by a majority of UIRT shareholders.


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IV.   NOMINEES FOR ELECTION AS TRUST MANAGERS

The Company's incumbent board of Trust Managers is presently composed of six Trust Managers. All incumbents are up for election at the Annual Meeting. All Trust Manager nominees elected at the Annual Meeting shall serve until the 2002 annual meeting of Shareholders and until their successors are elected and qualify. In opposition to the incumbent Board, the Committee is proposing a slate of six experienced, and the Committee believes, well-qualified nominees for election as the new Trust Managers of UIRT.

Each nominee named below has consented to being named as a Trust Manager nominee and to serve as a Trust Manager of UIRT if elected. The Committee does not expect that any of the nominees will be unable to stand for election but, in the event that a vacancy in the slate of nominees should occur unexpectedly, the Shares represented by the enclosed green Proxy Card may be voted for any substitute candidate selected by the Committee.

The Committee is nominating, and recommending the election of, the following persons to serve as Trust Managers of UIRT until the 2002 annual meeting and until their successors are elected and qualify:

                        Principal Occupation for Past Five Years and
Name              Age   Current Public Directorships or Trusteeships
----              ---   --------------------------------------------

Nathan C.         66    Since 2001, Mr. Collins serves as the President and
Collins                 Chief Operating Officer of the Bank of the Southwest,
                        Tempe Arizona. From 1999 through 2001, Mr. Collins served as the President and Manager of Nordstrom fsb in Scottsdale, Arizona. During 1996, Mr. Collins served as the President and Chief Executive Officer of Flemington
                        National Bank, in New Jersey. Upon the acquisition of
                        Flemington National Bank by Summit Bank, Mr. Collins entered semi-retirement until 1999. Mr. Collins also served as Executive Vice President and Manager of loans and investments for Valley National Bank, Phoenix,
                        Arizona, and as Chairman, President and CEO of Bank
                        Texas Group, the sale of which company he engineered.

Felix T.          60    From 1989 to 1998, Mr. Davis was a Managing Director of
Davis III               the Corporate Finance Department of Principal Financial
                        Securities, Inc., a broker dealer, where Mr. Davis was involved in initial public offerings for REITs, and engaged in related investment-banking activities. From
                        1979 to 1988, Mr. Davis served as Vice President,
                        Corporate Finance Department, of Tucker, Anthony, R.L.
                        Day Inc., President of F.T. Davis Consulting Inc.,
                        Managing Director, Corporate Finance Department of Dean
                        Witter Reynolds Inc.; and Managing Director, Americas
                        International Group and Commercial Paper Department of
                        Merrill Lynch, Pierce, Fenner & Smith. Mr.


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

                        Principal Occupation for Past Five Years and
Name              Age   Current Public Directorships or Trusteeships
----              ---   --------------------------------------------

                        Davis retired in 1998.

Deborah S.        35    Ms. Friedland has been a Principal of Psilos Group
Friedland               Managers, LLC, a venture capital firm, since 2000. Her
                        responsibilities include identification of opportunities in the e-learning sector and the evaluation of the economic viability of potential transactions in digital media, e-health and health service sectors. From 1998 through 1999, she served as a Vice President and Senior
                        REIT Analyst of ABN AMRO Incorporated. Ms. Friedland also served as a Vice President and Senior REIT Analyst for Dain Rausher Wessels, an Investment Banker/Broker
                        Dealer in Minneapolis, Minnesota from 1997 to 1998. From
                        1994 through 1997, Ms. Friedland served as an Investment
                        Banking Associate in the Gaming, Hospitality and REIT
                        Practice Group for Smith Barney in New York and from
                        1990 through 1993 Ms. Friedland served as Senior
                        Consultant to the Real Estate Services Group at Arthur
                        Andersen & Co.

David Glatstein   51    Since 1995, Mr. Glatstein has served as President and
                        Director of Southwest Securities Group, Inc., a holding company listed on the New York Stock Exchange ("NYSE") with subsidiaries engaged in providing fully disclosed securities clearing, securities brokerage, investment banking and investment advisory services. Mr. Glatstein has been the Chief Executive Officer of Southwest
                        Securities Group, Inc. since 1996. Since 1995, Mr.
                        Glatstein has served as Chairman, President and Chief
                        Executive Officer of Southwest Securities Group, Inc.'s subsidiary, Southwest Securities, Inc., a member firm of the NYSE . Mr. Glatstein served as the Chief Executive
                        Officer of Barre & Company Inc. from its founding in 1980 until its acquisition by SWS in 1995. He also served as the First Vice President of the Securities
                        Division of Lehman Brothers Kuhn Loeb, Inc. from 1978 to
                        1980, as a securities broker with White, Weld & Company, Inc. from 1973 to 1978, and is a Past Chairman of the District 6 Business Conduct Committee of the NASD.

Jonathan Maslin   42    Since 1994, Mr. Maslin has been the Managing Director of
                        Geometry Group and the President of Geometry Realty,
                        Inc. In such capacities, he has been responsible for the acquisition and/or development of 35 real properties with transactions in excess of $400 Million. From 1987 to 1994, Mr. Maslin was Senior Vice President and
                        General Counsel of Feldman Equities, Inc. a New York based commercial real estate development and management company. Feldman Equities is the predecessor to Tower
                        Realty Trust (currently a part of Reckson

                        Principal Occupation for Past Five Years and
Name              Age   Current Public Directorships or Trusteeships
----              ---   --------------------------------------------

                        Associates Corporation). At Feldman Equities, Mr. Maslin headed the firm's acquisition, disposition, leasing, construction and management areas in the office and retail property sectors. From 1983 to 1987, Mr. Maslin was an attorney with the Boston, Massachusetts and Providence, Rhode Island based law firm Hinckley, Allen & Snyder.

Dan Sirlin        50    Since 1996, operating under the name Panther Real Estate
                        Partners, Mr. Sirlin has acquired over 1,000,000 square feet of commercial and retail space throughout Florida.
                        Mr. Sirlin, as President since 1996 of both Panther
                        Management Corp. and Panther Realty Advisors, Inc., specializes in the leasing, management and redevelopment of commercial real estate assets.

None of the nominees or other participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

           THE COMMITTEE UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE
                    ELECTION OF ALL TRUST MANAGER NOMINEES.

V.    BENEFICIAL OWNERSHIP

      The following table sets forth the names, addresses, amount and nature of beneficial ownership, and the percent of Shares owned, by beneficial owners who own more than 5% of the outstanding Shares, as well as the beneficial ownership of the incumbent Trust Managers and officers of UIRT as a group.

                                                             Shares
                                                             Beneficially       Percent of Outstanding
Name and Address                                             Owned              Common Stock(1)
----------------                                             -----              ---------------
A Group consisting of                                          860,370(2)          9.94%
Chaim Katzman,
Gazit-Globe (82) Ltd., and
M.G.N. (USA), Inc.
        1696 Northeast Miami Gardens Drive
        North Miami, FL 33179

                                                             Shares
                                                             Beneficially       Percent of Outstanding
Name and Address                                             Owned              Common Stock(1)
----------------                                             -----              ---------------
A Group consisting of                                          722,229(3)          8.3%
Members of
The Committee to Restore Shareholder Value
Including
EQSF Advisers, Inc.
Fiduciary Financial Services of the Southwest, Inc.
M.J. Whitman Advisers, Inc., and
Southwest Securities, Inc.
          c/o The Committee To Restore Shareholder Value
         Mackenzie Partners, Inc.
         156 Fifth Avenue
         New York, New York 10010

Current Trust Managers and current Officers, as a group
                                                               396,967(4)(5)       4.5%

-----------------
      (1) The beneficial ownership percentages are based upon 8,652,409 common shares being issued and outstanding on November 13, 2000 as reported in UIRT's amended quarterly report filed on November 14, 2000 with the Securities and Exchange Commission on Form 10-Q for the quarter ended September 20, 2000.
      (2)   Pursuant to a Schedule 13D Amendment filed January 3, 2001.
      (3)   Pursuant to a Schedule 13D Amendment filed March 7, 2001.
      (4) Based upon UIRT's preliminary proxy statement filed for the Annual Meeting.
      (5) The beneficial ownership of all incumbent and current Trust Managers, UIRT's Trust Manager nominees, and certain of UIRT officers, is set forth in UIRT's proxy materials relating to the Annual Meeting.

VI.   VOTING OF PROXIES

Unless otherwise indicated, the persons named in the accompanying green Proxy Card will vote properly executed and duly returned proxies (i) FOR the amendment to Section 3.3 of UIRT's By-Laws, (ii) FOR the election of all six Committee nominees as members of UIRT's board of Trust Managers to serve until the 2002 annual meeting and until their successors are elected and qualify, and (iii) in accordance with their judgment, on such other business as may properly be presented at the meeting, any adjournment or postponement thereof, or as otherwise set forth in Section IX hereof.

Green Proxy Cards should be signed, dated and returned in the postage-paid envelope provided. Execution of the enclosed green Proxy Card will not affect a shareholder's right to attend the Annual Meeting and vote in person. A shareholder who has given a proxy may revoke it at any time before such proxy is voted either by executing a later dated proxy or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation. If you were a shareholder of record on the Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell or sold such Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date or grant a proxy to vote such Shares whether or not you still own such Shares.

Shareholders cannot select Trust Managers from among those proposed by both UIRT and the Committee. Therefore, if you wish to support the Committee's nominees, your last dated properly executed proxy card must be a green Proxy Card.

VII.  PROXY SOLICITATION; EXPENSES

Southwest has retained Mackenzie Partners Inc.("Mackenzie"), 156 Fifth Avenue, New York, New York, 10010, to assist in the solicitation of proxies. The Committee has agreed to pay Mackenzie a minimum fee of $20,000 and to reimburse it for its reasonable out-of-pocket expenses. Mackenzie will use approximately 28 people in its solicitation efforts.

Proxies may be solicited by mail, telephone, telecopier and personal solicitation. Any of the members of the Committee and any regular employee of Mackenzie may be used to solicit proxies, and will not receive additional compensation therefor. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the soliciting material of the Committee to their customers for whom they hold Shares and the Committee will reimburse them for any reasonable out-of-pocket expenses.

The Committee anticipates that its total expenditures relating to the solicitation will be approximately $[______] while total expenses to date have been approximately $[______]. The entire expense of preparing, assembling, printing, and mailing this Preliminary Proxy Statement and related materials and the cost of soliciting proxies for the nominees proposed by the Committee will be borne by the Committee in a manner to be determined by the Committee. The Committee will seek reimbursement from UIRT for those expenses and does not intend to seek shareholder approval for such reimbursement at a subsequent meeting unless such approval is required under applicable state law.

VIII. SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING

In order to be included in UIRT's proxy statement for the Annual Meeting, any stockholder proposal to be presented at the Annual Meeting must be received in the office of the Secretary of the Company at its principal executive offices by the date specified in UIRT's proxy statement for the 2000 annual meeting of shareholders.

IX.   OTHER MATTERS

The Committee is not aware of any other matters to be considered at the Annual Meeting other than the amendment of Section 3.3 of UIRT's By-Laws, the election of Trust Managers, and the ratification of UIRT's auditors for 2001, the last matter being proposed by the incumbent Trust Managers, a matter upon which the Committee expresses no opinion. However, if any other matters properly come before the meeting, the persons named in the enclosed green Proxy Card will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

SINCERELY,

THE COMMITTEE TO RESTORE SHAREHOLDER VALUE

                                                           Please mark
                                                           your votes as    X
                                                           indicated in
                                                           this example

                               [Preliminary copy]

The Committee To Restore Shareholder Value recommends a vote "FOR" proposals number 1 and 2 by the Shareholders of United Investors Realty Trust

PROPOSAL 1: Approval of the amendment to Section 3.3 of UIRT's By-Laws.

     FOR    AGAINST    ABSTAIN

PROPOSAL 2: To elect the following list of nominees as Trust Managers of UIRT:

Nathan C. Collins, Felix T. Davis III, Deborah S. Friedland, David Glatstein, Jonathan Maslin, and Dan Sirlin

     FOR    ABSTAIN    FOR ALL EXCEPT

To withhold authority to vote for any individual nominee, mark "For All Except" and write the nominee(s) name(s) who you are NOT voting for in the space below

________________________________________________________________________________

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE. IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

Please sign exactly as your name appears at the left. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or officer of a corporation, please indicate such capacity and title. If a partnership, please sign in partnership name by authorized person.

Dated: _____________________________________, 2001


__________________________________________________
                   Signature


__________________________________________________
           (Signature if held jointly)

PLEASE MARK, SIGN, DATE AND RETURN THIS SHAREHOLDER PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE, THANK YOU.

--------------------------------------------------------------------------------
                            ^ FOLD AND DETACH HERE ^

SHAREHOLDER PROXY       UNITED INVESTORS REALTY TRUST          SHAREHOLDER PROXY

      THIS PROXY IS SOLICITED BY THE COMMITTEE TO RESTORE SHAREHOLDER VALUE

                               [Preliminary Copy]

      The undersigned Shareholder(s) hereby appoint(s) David Glatstein, Peter D. Wolfson, Esq., David McLane, Esq., or any of them, lawful attorneys and proxies of the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned to attend the Annual Meeting of Shareholders of United Investors Realty Trust to be held at the JW Marriott Hotel, 5150 Westheimer, Houston, Texas, 77056 on Wednesday, May 30, 2001, at 9:00 a.m., local time, and any adjournment(s) or postponement(s) thereof, with all powers the undersigned would possess if personally present, and to vote the number of shares of common stock, no par value per share, the undersigned would be entitled to vote if personally present.

      This proxy when properly executed will be voted in the manner described herein by the undersigned Shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1 and 2. Any prior proxy is hereby revoked.

                        (to be signed on the other side)

--------------------------------------------------------------------------------
                            ^ FOLD AND DETACH HERE ^

                                   APPENDIX B

                                Dallas Litigation

To date, the following material proceedings have occurred in the Dallas Litigation. An emergency hearing was held before Honorable Catharina Haynes on August 14, 2000 (the "August 14 Hearing") for injunctive relief and the issuance of a temporary restraining order to prevent the sale of the University Park Shopping Center located in College Station. During the August 14 Hearing, Judge Haynes issued a temporary restraining order prohibiting the defendants from consummating the sale and from destroying any documents or other evidence relating to the proposed sale. While there were no allegations that any documents or evidence was destroyed, when a request for a temporary restraining order is sought, it is typical for the order to include such a prohibition to preserve the status quo of the evidence at issue until a hearing on the merits. During the week of August 21, 2000, the parties conducted discovery, which included both depositions and document demands, relating to the proposed sale. A trial on the merits of the temporary injunction was held before Honorable Margaret Keliher on August 28, 2000. Judge Keliher denied the application for a temporary injunction holding that the harm was not "imminent" or "irreparable" and could be remedied by monetary relief, and permitted the case to proceed on its merits. "Imminent" and "irreparable" harm are essential elements that must be present in order to be entitled to a preliminary injunction. On August 30, 2000 a UIRT shareholder and member of the Committee filed a lis pendens against the Shopping Center. On September 29, 2000, UIRT announced the completion of the sale of the Shopping Center. On December 8, 2000, Judge Keliher stayed the proceedings to permit an investigation of the facts underlying the Petition by independent and disinterested UIRT Trust Managers in accordance with the Texas Business Corporation Act, which stay the Committee believes was contingent upon UIRT retaining independent and disinterested trust managers to conduct the review. Specifically, at the hearing, the UIRT shareholder and member of the Committee argued in opposition to the motion to stay, and consistent with the UIRT shareholder's allegations in its Second Amended Petition, that it believed the only allegedly independent trust managers on UIRT's board at the time, Messrs. Hermans and Brooks, were not independent as required by UIRT's Bylaws and the First Amended and Restated Advisory Agreement dated as of June 9, 1997 between UIRT and FCA Corp, UIRT's financial advisor, as well as under Article 5.14(D) of the Texas Business Corporation Act, or disinterested within the meaning of such statute. The independence and disinterestedness of Messrs. Brooks and Hermans was one of the major issues of contention between the parties at the hearing on the motion to stay. The Committee believes that in an effort to cure some of the UIRT shareholder's objections to the stay and without admitting the veracity of the UIRT shareholder's aforementioned contention of lack of independence and disinterestedness, Mr. Ernest Figari, UIRT's special counsel employed to represent the UIRT trust managers who conducted the investigation, represented to the Court that UIRT was employing independent trust managers to conduct the review. The Committee believes that based, at least in part, on this representation, Judge Keliher granted a temporary stay of the action. Thereafter, UIRT retained three allegedly independent and disinterested Trust Managers to conduct the investigation (the "Litigation Review Committee"). On February 23, 2001, the Court extended the stay until March 21, 2001 to allow UIRT to complete its investigation. The Court also ordered, among other things, the Defendants to produce to the UIRT shareholder records showing the name, address, telephone number and stock ownership interest of UIRT shareholders. On March 29, 2001, UIRT moved to dismiss the Dallas Action on the basis that the Litigation Review Committee allegedly determined in good faith that the continuation of the derivative proceeding is not in the best interests of UIRT. A hearing has been rescheduled by agreement of the parties for May 18, 2001 on this motion. Prior to this hearing, the UIRT shareholder and Committee member intends to conduct and has been conducting discovery on whether the members of the Litigation Review Committee are independent and disinterested, whether the investigation was conducted in good faith and the reasonableness of the procedures followed by the Litigation Review Committee when conducting their review.

                                   APPENDIX C

Set forth below is the proposed amendment to Section 3.3 of UIRT's By-Laws which sets forth one standard for the election of all Trust Manager nominees, regardless of whether any nominee has been previously elected.

                            AMENDMENT TO UIRT BY-LAWS

The By-Laws of UIRT are hereby amended by deleting Section 3.3 in its entirety and replacing it with the following:

"SECTION 3.3 ELECTION AND TERM OF OFFICE. All Trust Manager nominees, regardless of whether they have been previously elected as Trust Managers, shall be elected at the annual meeting of the shareholders by the affirmative vote of the holders of a majority of the outstanding shares of the Trust present in person or represented by proxy at such meeting; provided, however, that any Trust Manager who is not re-elected by such majority vote at a subsequent annual meeting shall nevertheless remain in office until his successor is elected and qualified. Each Trust Manager shall hold office until his successor is elected and qualified, or until his death, resignation or removal in the manner provided in these Bylaws."

                                   APPENDIX D

(a)   Beneficial Ownership

Beneficial ownership is based upon 8,652,409 common shares being issued and outstanding on November 13, 2000 as reported in UIRT's amended quarterly report filed on November 14, 2000 with the Securities and Exchange Commission on Form 10-Q for the quarter ended September 20, 2000. Set forth in this Appendix "D" is the beneficial ownership of EQSF Advisers, Inc., a New York corporation ("EQSF Advisers"), Fiduciary Financial Services of the Southwest, Inc., a Texas corporation ("FFSS"), M.J. Whitman Advisers, Inc., a New York corporation ("MJ Whitman"), Southwest Securities, Inc., a Delaware corporation ("Southwest"), and the group which consists of Southwest, FFSS, EQSF Advisers and MJ Whitman (collectively the "Group"). The Group was formed in order to consider pursuing various alternative courses of action with respect to the management and operations of UIRT with a view toward increasing shareholder values. Consistent with the purpose underlying the Group's formation, the Group decided to (i) propose at the Annual Meeting an amendment of Section 3.3 of the By-Laws which would create one uniform standard for the election of all Trust Managers; (ii) propose one or more individuals as Trust Manager nominees for election at the Annual Meeting; (iii) communicate with other shareholders as to the Group's and the Committee's concern regarding the management and direction of UIRT; and (iv) form the Committee, in part, to implement the activity described above. All members of the Group are members of the Committee.

The Group is the beneficial owner of 722,229 Shares which constitutes approximately 8.3% of the number of issued and outstanding Shares. Because the Group's beneficial ownership exceeds five percent, the Group has filed a
Schedule 13D with the Securities and Exchange Commission.

EQSF Advisers, a registered investment advisor, is the beneficial owner of 107,700 Shares, which constitutes approximately 1.2% of the number of issued and outstanding Shares. EQSF Advisers has the sole power to vote and sole power to dispose of these Shares. By virtue of EQSF Advisers' membership in the Group, EQSF Advisers may be deemed to be the beneficial owner of an additional 614,529 Shares. EQSF Advisers disclaims beneficial ownership of these additional Shares.

FFSS is a registered investment adviser with full written discretionary power to buy or sell any Shares owned by its clients without their approval or subsequent ratification, and as such qualifies as the beneficial owner of 119,454 Shares, which is approximately 1.4% of the number of issued and outstanding Shares. FFSS has the sole power to vote and sole power to dispose of such Shares. By virtue of FFSS's membership in the Group, FFSS may be deemed to be the beneficial owner of an additional 602,775 Shares. FFSS disclaims beneficial ownership of these additional Shares.

MJ Whitman, a registered investment advisor, is the beneficial owner of 17,900 Shares, which constitutes less than 1% of the number of issued and outstanding Shares. MJ Whitman has the sole power to vote and sole power to dispose of these Shares. By virtue of MJ Whitman's membership in the Group, MJ Whitman may be deemed to be the beneficial owner of an additional 704,329 Shares. MJ Whitman disclaims beneficial ownership of these additional Shares.

Southwest, a registered broker dealer, is the beneficial owner of 477,175 Shares, which constitutes approximately 5.5% of the number of issued and outstanding Shares. Southwest has the sole power to vote and sole power to dispose of these Shares. By virtue of Southwest's membership in the Group, Southwest may be deemed to be the beneficial owner of an additional 245,054 Shares. Southwest disclaims beneficial ownership of these additional Shares.

(b)   Business Addresses

The addresses of EQSF Advisors, FFSS, MJ Whitman, Southwest, the Committee, the Group and UIRT are set forth below:

EQSF Advisors:    767 Third Avenue, New York, New York 10017

FFSS:             12222 Merit Drive, Suite 920, Dallas, Texas 75251

MJ Whitman:       767 Third Avenue, New York, New York 10017

Southwest:        1201 Elm Street, Renaissance Tower, Suite 3500, Dallas, Texas 72570

The Committee:    c/o Mackenzie Partners Inc., 156 Fifth Avenue, New York, NY 10010

The Group:        c/o Mackenzie Partners Inc., 156 Fifth Avenue, New York, NY 10010

UIRT:             5847 San Felipe, Suite 850, Houston, Texas 77057.

(c)   All Transactions within the last two years

(i) Set forth below are all of the transactions made by clients of FFSS during the last two years.

FFSS Purchases

Trade Date                   Quantity
---------------------------------------------
07-01-99                       233

FFSS Sales

     Trade Date              Quantity
---------------------------------------------
      09-02-99                 500
      01-04-01                 250
      01-10-00                 220
      02-29-00                 300

      03-27-00                    150
      03-27-00                    175
      03-27-00                   2100
      03-27-00                    200
      03-28-00                   3000
      03-30-99                   1250
      03-31-99                    175
      04-05-99                    200
      04-06-99                    200
      04-06-99                    200
      04-30-99                    175
      06-07-99                    233
      07-01-99                    100
      07-01-99                    233
      07-01-99                    500
      07-21-99                    233
      07-28-99                    234
      09-07-00                   1000
      10-09-00                    600
      10-18-99                    100
      10-18-99                    400
      10-18-99                    500
      10-18-99                   1000
      11-21-00                   1250
      11-22-00                   1250
      11-22-00                    100
      11-22-00                    100
      11-22-00                    500
      11-22-00                   4000
      11-22-00                   1000
      11-22-00                   1500
      11-22-00                   1500
      12-10-99                    350
      08-17-99                    500

(ii) Set forth below are all of the transactions made EQSF Advisers during the last two years.

EQSF Advisers Purchases

Trade Date                   Quantity
---------------------------------------------
07-09-99                        2,100
07-13-99                        2,500
07-29-99                       10,000
08-03-99                        5,000

08-13-99                          400
08-17-99                        5,000
11-12-99                        3,500
11-23-99                        2,500
01-05-00                        1,000
01-06-00                        1,000
01-07-00                        5,000
01-10-00                        4,000
01-19-00                        2,000
01-20-00                        3,000
01-24-00                        5,000
01-25-00                        5,000
03-27-00                        2,500
03-31-00                       15,000
04-03-00                        3,000
04-04-00                        5,200
04-13-00                       20,000
07-21-01                        5,000

EQSF Advisers Sales

     Trade Date              Quantity
---------------------------------------------
      07-14-00                 25,000

(iii) Set forth below are all of the transactions made by MJ Whitman during the last two years.

MJ Whitman Purchases

Trade Date                   Quantity
---------------------------------------------
1999                            6,500
2000                            3,500
03-09-99                        1,700
03-24-99                        1,000
04-08-99                        1,000
05-17-99                          500
07-20-99                          400
07-30-99                          200
09-10-99                       16,500
01-31-00                        1,000
03-31-00                          300
04-11-00                        4,500

MJ Whitman Sales

     Trade Date              Quantity
--------------------- -----------------------
        2000                   10,000
      12-19-00                  9,200

(iv) Set forth below are all of the transactions made by Southwest during the last two years.

The entire transaction log for Southwest is available for free to anyone who so requests. Such requests should be directed to the Solicitation Agent, Mackenzie Partners Inc., 156 Fifth Avenue, New York, New York, 10010, (800) 322-2885 (toll free).

Total Purchases by Southwest (Monthly Summary)

Month                        Total

January 2000                     0
February 2000               55,000
April 2000                   2,600
May 2000                   186,600
June 2000                   24,000
July 2000                   70,300
August 2000                 28,150
September 2000              53,525
November 2000               57,000

Net market making activities of Southwest (Monthly Summary)

April 1999                 (2,012)
May 1999                     6500
June 1999                   (6462)
July 1999                    (500)
August 1999                  1143
September 1999               3247
October 1999                (4900)
November 1999                 956
December 1999               18164
January 2000                (8240)
February 2000                 800
March 2000                   (900)
April 2000                    500
May 2000                     (317)
June 2000                    1517
July 2000                   (1700)

August 2000                     0
September 2000                  0
October 2000                  970
November 2000               (2970)
December 2000                4800
January 2001                 (500)
February 2001               (2302)
March 2001                      2